POST OFFICE BOX 90808 LAFAYETTE, LOUISIANA 70509 USA TELEPHONE: 337 235 2452
December 13, 2010
Via EDGAR and Facsimile
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn.:	Justin T. Dobbie Special Counsel
	Re:	PHI, Inc. Registration Statement of Form S-3 File No. 333-170915 & -01 to -11
Dear Mr. Dobbie:
     Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “ Securities Act ”), PHI, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement, as then amended, will become effective under the Securities Act by 5:00 p.m. (Eastern Time) on Wednesday, December 15, 2010, or as soon thereafter as practicable. In connection with this request, the Company acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     The cooperation of the staff in meeting our request is very much appreciated. Thank you for your assistance with these matters. If you have any questions, please contact me at your earliest convenience at (337) 272-4427 or Dionne M. Rousseau at Jones, Walker, Waechter, Poitevent, Carrère & Denègre L.L.P. at (225) 248-2026.
Sincerely,
/s/ Michael J. McCann
Michael J. McCann
Chief Financial Officer